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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                      INNOVATIVE VALVE TECHNOLOGIES, INC.
                           (Name of Subject Company)


                      INNOVATIVE VALVE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

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                  COMMON STOCK, PAR VALUE $.001 PER SHARE
 and Associated Rights to Purchase Series A Junior Participating Preferred Stock
                         (Title of Class of Securities)

                                   45767J106
                     (CUSIP Number of Class of Securities)




                               WILLIAM E. HAYNES
                            CHIEF EXECUTIVE OFFICER
                      INNOVATIVE VALVE TECHNOLOGIES, INC.
                         2 NORTHPOINT DRIVE, SUITE 300
                              HOUSTON, TEXAS 77060
                                 (281) 925-0300

          (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person Filing Statement)

                                WITH A COPY TO:

                               JOHN R. BOYER, JR.
                      BOYER, EWING & HARRIS, INCORPORATED
                          9 GREENWAY PLAZA, SUITE 3100
                              HOUSTON, TEXAS 77046
                                 (713) 871-2025


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This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated November 22, 1999 (as amended, the "Schedule 14D-9") filed by Innovative Valve Technologies, Inc., a Delaware corporation (the "Company"), with respect to the tender offer by Flowserve Corporation, a New York corporation ("Parent"), and Forrest Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), to purchase all of the outstanding Shares. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the
Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

          Pursuant to its obligations under the Merger Agreement, on November 23, 1999, Parent filed a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and on November 23, 1999, the Company filed its Notification and Report Form with respect to the Offer under the HSR Act. On December 6, 1999 the Company was notified that its request for early termination of the waiting period under the HSR Act had been granted as of that date.


                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 8, 1999             INNOVATIVE VALVE TECHNOLOGIES, INC.

                                    By:    /s/ Charles F. Schugart

                                           Name: Charles F. Schugart

                                           Title: President



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